Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following article was posted on the Company's intranet site on November 10, 2009:

Integrating the Verizon assets – We’re on the way to becoming America’s #1 rural communications carrier

11/10/2009

Frontier is in the process of acquiring approximately 4.8 million access lines from Verizon  Communications (on a pro forma basis as of December 31, 2008) and on the way to becoming America’s #1 communications carrier focused on rural areas and small and medium-sized towns and cities.  The transaction involves 14 states (Frontier currently provides service in 11 of the states) and has attracted a lot of interest, including news reports that don’t always reflect the facts.

It’s important you have facts and hear straight talk, so we’ve created a site on the Link where you can find the latest news about the transaction.  You can also submit questions and every few weeks we will answer the top questions.

Here’s some basic information to start:

News to date:  A lot of information is on our transaction website at www.frontier.com/ir.  Press releases, transcripts, video clips and more are available for viewing.  Check it out!

FAQs and Answers:

“Is Frontier taking on too much debt?”

No.  It now takes Frontier about 5 days worth of revenue to pay the monthly interest expense on our debt.  After this transaction it will take only three days.  Although our total debt will increase, our total annual revenue will increase even more.  Think of your monthly mortgage and the days when the banks would give you a mortgage that would require a monthly payment @ one-third of your monthly take home income (or, said another way, 10 days worth of your monthly income would go to your housing debt).  This transaction is expected to make us a healthier debtor, with only three days of revenue needed to pay interest!

“What about FairPoint? It acquired lines from Verizon and now it has declared bankruptcy!”

Let’s use the debt analogy above for the FairPoint transaction.  After FairPoint completed its transaction its revenue didn’t increase as fast as its debt increased.  As a result, the number of days it needed to pay off its monthly interest expense increased by 30% - the opposite of our situation.  Secondly, FairPoint didn’t have a unified set of systems to migrate the Verizon customers onto; consequently, it chose to i) build 60 new systems from scratch; ii) integrate the 60 systems, and iii) migrated their new Verizon customers onto the systems.  The integration was deeply flawed; customers couldn’t be billed properly so vendors were not paid promptly.  It was a mess.

In contrast, 13 of the 14 states in which we are acquiring Verizon assets will run on a separate billing platform that comes with the transaction.  Only West Virginia must be converted to Frontier’s system by closing.  In the 13 other states, we can migrate new customers onto Frontier’s systems when we choose to do so.  This is a huge difference between the FairPoint and Frontier transactions.

Third, FairPoint had never done such a large acquisition or integration.  Frontier has a record of successful acquisitions and conversions.  In fact, the integration of the West Virginia customers onto our systems will be about the size of the Commonwealth Telephone integration.  As we like to say in Montana, “This isn’t our first rodeo!”

That’s all for our first edition.  Again, if you have questions, send them using the online submission form.  We’ll post answers to the most commonly asked questions and recent news on the Integration website.

In the meantime, it is crucially important that we remain focused on our current customers.  Making our numbers and delivering results is what will prove to those watching us so closely increases their confidence that we are ready, willing and able and the best choice to grow this business.

Thank you,

Lois Hedg-peth

Executive Vice President, Verizon Integration

Forward-Looking Language

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including but not limited to: our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the failure of our stockholders to approve the Verizon transaction; the ability to successfully integrate the Verizon operations into our existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings. We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find It

This communication is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions